SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934.

CROFF ENTERPRISES, INC.
 (Name of Subject Company (Issuer))

JENSEN DEVELOPMENT COMPANY, C.S. FINANCE L.L.C. and GERALD L. JENSEN
(Name of Filing Persons (identifying status as offeror, issuer or other person))

CLASS B PREFERRED STOCK
(Title of Class of Securities)

NONE
(CUSIP Number of Class of Securities)

Gerald L. Jensen
President, Member
Jensen Development Company & C.S. Finance L.L.C
3773 Cherry Creek Drive North #1025
Denver, Colorado 80209
(303) 383-1515
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Berliner McDonald, P.C.
5670 Greenwood Plaza Blvd., Suite 418
Greenwood Village, Colorado 80111-2408
(303) 830-1700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$862,404	$172.48

*Filing fee is one-50th of one percent of the aggregate dollar amount of cash being offered by the third party to purchase 287,468 shares of its Preferred B stock, based on a price of $3.00 per share.

{ } Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

{ } Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

{X} third-party tender offer subject to Rule 14d-1.

{} issuer tender offer subject to Rule 13e-4.

{ } going-private transaction subject to Rule 13e-3.

{ } amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: { X}

INTRODUCTORY STATEMENT

        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed on June 16, 2005, as amended by Amendment No. 1 to Schedule TO filed on June 29, 2005, as further amended by Amendment No. 2 to Schedule TO filed on July 5, 2005, and as further amended by Amendment No. 3 filed on July 18, 2005. This Tender Offer Statement on Schedule TO relates to the Tender Offer (the "Offer") by Jensen Development Company ("Jensen Development"), C.S. Finance L.L.C. ("C.S. Finance") and Gerald L. Jensen ("Jensen"), who is deemed to be an Offeror as he is in control of, and is providing financing to Jensen Development and C.S. Finance (“the Offerors”), to purchase all of the Class B Preferred Stock (the “Preferred B” shares) of Croff Enterprises, Inc. at a price of $3.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 2005 and the related Letter of Transmittal, as amended. Although the Offer is being made to all Preferred B shareholders, the Offerors, collectively, already own approximately 47% of the outstanding Preferred B shares, which shares will not be tendered pursuant to the Offer. Copies of the Offer to Purchase, the related Letter of Transmittal, as amended, and certain other relevant documents have previously been filed with the original or an amended Schedule TO.

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

The Offer expired at 12:00 Midnight, Eastern Time, on August 19, 2005. The Offerors have been advised by the depository, American National Bank, that a total of 75,050 Shares were tendered and not withdrawn prior to the expiration of the Offer, including 11,190 Shares tendered subject to delivery. The tendered shares represent approximately 13.9% of the outstanding Class B Preferred stock of Croff Enterprises, Inc. The Offerors have accepted and approved for payment all of the tendered shares at $3.00 per share for a total of $225,150.00. Along with the Class B Preferred shares previously held by Gerald L. Jensen and Jensen Development, the Offerors now collectively hold 328,241 Preferred B shares out of 540,659 Preferred B shares issued, or approximately 60.7% of the Preferred B shares of Croff Enterprises, Inc.

Item 12. Exhibits.

(a)(1)	Press Release announcing results of Tender Offer, dated August 26, 2005, issued by Offerors.
(a)(2)	Letter to Shareholders who tendered Preferred B Shares enclosed with check from the Offerors, dated August 25, 2005.
(a)(3)	Offer to Purchase, dated July 15, 2005, as amended ***
(a)(4)	Shareholders Letter of Transmittal, as amended ***
(a)(5)	Letter to Shareholders of the Company, dated July 15, 2005, from Gerald L. Jensen.***
(a)(6)	Form of Press Release announcing amendment to Tender Offer***
(a)(7)	Offer to Purchase, dated July 5, 2005, as amended**
(a)(8)	Letter to Shareholders of the Company, dated June 15, 2005, from Gerald L. Jensen*.
(a)(9)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(10)	Form of Letter to Clients of Banks and Brokers*.
(a)(11)	Press Release dated June 15, 2005, issued by Offerors*.
(a)(12)	Letter to Shareholders of the Company, dated July 5, 2005, from Gerald L. Jensen.**
(b)(1)	Commitment Letter from American National Bank to Gerald L. Jensen, dated June 9, 2005*.

* Previously filed on June 16, 2005
** Previously filed on July 5, 2005.
*** Previously filed on July 18, 2005.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Jensen Development Company & C.S. Finance L.L.C.
By:	/s/ Gerald L. Jensen Name: Gerald L. Jensen Title: President, Member

August, 26, 2005

INDEX TO EXHIBITS

(a)(1)	Press Release announcing results of Tender Offer, dated August 26, 2005, issued by Offerors.
(a)(2)	Letter to Shareholders who tendered Preferred B Shares enclosed with check from the Offerors, dated August 25, 2005.
(a)(3)	Offer to Purchase, dated July 15, 2005, as amended ***
(a)(4)	Shareholders Letter of Transmittal, as amended ***
(a)(5)	Letter to Shareholders of the Company, dated July 15, 2005, from Gerald L. Jensen.***
(a)(6)	Form of Press Release announcing amendment to Tender Offer***
(a)(7)	Offer to Purchase, dated July 5, 2005, as amended**
(a)(8)	Letter to Shareholders of the Company, dated June 15, 2005, from Gerald L. Jensen*.
(a)(9)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(10)	Form of Letter to Clients of Banks and Brokers*.
(a)(11)	Press Release dated June 15, 2005, issued by Offerors*.
(a)(12)	Letter to Shareholders of the Company, dated July 5, 2005, from Gerald L. Jensen.**
(b)(1)	Commitment Letter from American National Bank to Gerald L. Jensen, dated June 9, 2005*.

* Previously filed on June 16, 2005
** Previously filed on July 5, 2005.
*** Previously filed on July 18, 2005.